

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2024

Shane J. Schaffer
Chief Executive Officer
Cingulate Inc.
1901 W. 47th Place
Kansas City, KS 66205

      Re: Cingulate Inc.
          Registration Statement on Form S-1
          Filed August 19, 2024
          File No. 333-281628

Dear Shane J. Schaffer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Steven M. Skolnick, Esq.